June 13, 2007
By EDGAR “CORRESP”

Tracey McKoy
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: COLONIAL COMMERCIAL CORP. (“COMPANY”) 2006 FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

Dear Ms. McKoy:

Thank you for your letter of May 24, 2007. At your request, we are responding to each of your points with this supplemental letter. For ease of reference, your original comments are followed by our responses.

Form 10-K/A for the Fiscal Year Ended December 31, 2006
Report of Independent Registered Public Accounting Firm, page F-2

1.
We note the audit opinion included in your 2006 Form 10-K/A includes an explanatory paragraph (which was not in the 2006 Form 10-K filed on March 23, 2007) pertaining to the change in accounting for stock-based compensation and the method of evaluating misstatements to conform to SAB 108. Please tell us what consideration your auditors gave to dual dating the report.

Response to Comment 1: The auditors did consider dual dating the report but concluded that it was not necessary. The conclusion was based on the fact that no new information was discovered subsequent to the original opinion date. There was a change by the Company with respect to the adoption of SAB 108, which occurred after the opinion date. This change was based on the same information that was known on the date of the original opinion and was not viewed as a subsequent event that would require dual dating.

The reference to SFAS 123(R) was added for clarity and additional disclosure, given the opportunity in the reissuance. On the original opinion date this item was not material and continues to be immaterial at the date of reissuance. No new work or additional procedures were performed.

Financial Statements
Note 1(p) Restatement, page F-11

2.
Please explain to us how you determined it was appropriate to utilize the cumulative effect adjustment outlined in SAB 108 when you filed the Form 10-K/A to give effect to the restatement rather than restating for all periods presented. Please also tell us when the error which resulted in the restatement was first detected and why the restatement was not included in your Form 10-K for the year ended December 31, 2006, when it was originally filed.

Response to Comment 2: In conjunction with the preparation of the Company’s Form 10-Q for the first quarter ended March 31, 2007, it was discovered that SAB No. 108 was not considered as to vendor rebates in the Company’s Form 10-K for fiscal year ended 2006 (“2006 10-K”), filed with the Securities and Exchange Commission (“SEC”) on March 23, 2007. SAB No. 108 allows the correction of prior year financial statements for immaterial errors while not requiring amendments to previously filed financial reports. The Company concluded that its SAB No. 108 oversight mandated that the Company restate certain portions of the 2006 10-K relating to the vendor rebate adjustment on an amended Annual Report on Form 10-K/A (“Amended 10-K”). It also concluded that it was appropriate to utilize the cumulative effect adjustment, as allowed in SAB No. 108, in the Amended 10-K to give effect to the restatement rather than restating for all periods. This conclusion was based upon management’s assessment of “quantitative” and “qualitative” factors as it relates to materiality as described in SAB No. 99. Management’s opinion was that the adjustment was not material, as further described in Response 3, below. The Company concluded that this adjustment, allowed pursuant to SAB No. 108, concerning vendor rebates can be satisfied through the filing of a Form 10-K/A because the adjustment relates to the 2006 financial statements. During the period of time in which the Company’s former accountants researched the Company’s conclusions, management completed the Amended 10-K. On May 21, 2007, the Company’s former accountants concurred with the Company, Audit Committee and management’s conclusions that the SAB No. 108 adjustment be implemented and approved the Amended 10-K. The Amended 10-K was filed with the SEC on May 21, 2007. On the same date, the Company filed an appropriate Form 8-K describing the necessity to restate the Company’s financial statements pursuant to SAB No. 108.

3.
You previously used the rollover approach in quantifying the amount of misstatements in your financial statements before adopting SAB 108. Please tell us and provide your SAB 99 analysis supporting your conclusion that the $138,000 impact on income for the year ended December 31, 2004 was not material. Since you indicate no adjustment was made for taxes, the misstatement appears to represent approximately 12% of pretax income and 8% of net income.

Response to Comment 3: Management, in accordance with SAB No. 99, weighed both the “quantitative” and “qualitative” factors in determining the materiality of the restatement and whether there was a substantial likelihood that a reasonable person would consider the adjustment important. It is management’s opinion that the magnitude of the adjustment, in light of the surrounding circumstances, would not have an effect upon the judgment of a reasonable person relying upon the reports provided. Under the governing principles, viewing the facts in the context of the surrounding circumstances and the impact of the total mix of available information, management concluded that the adjustments necessary for the implementation of SAB No. 108 were immaterial. More specifically, management considered, among other things, the following facts:

a.	The total cumulative unadjusted audit differences for the year ended 2004:

Description of Audit Difference	Effect on Income Before Taxes Increase (Decrease)

Un-reconciled difference per line of credit	$(2,579)

Overstatement of obsolescence reserve	$8,000*

Overstatement of prepaid insurance	$(28,744)

Overstatement of accrued insurance	$31,477

Understatement of A/R post balance sheet reserve	$(12,275)

Understatement of inventory	$6,941*

Overstatement of A/R	$(15,367)

Overstatement of inventory	$(137,736)*

Effect of unadjusted audit differences from prior years	$61,952

Cumulative unadjusted audit differences	$(88,331)

* The adjustment of $137,736 referenced in the Amended 10-K only included the SAB No. 108 adjustment. The cumulative unadjusted inventory audit difference was $122,795.

b.
The following table reflects management’s considerations of the effect on pretax income, net income and earnings per share for the year ended 2004 if the aggregate effect of all cumulative audit differences, reflected in paragraph (a), above, was posted. Management concluded that the effect of the cumulative audit differences was not material.

2004

Pretax income initially reported in Form 10-K	$1,162,488

Cumulative impact of all audited differences	$(88,331)

% Deviation of cumulative audited differences	(7.60)%

Net income initially reported in Form 10-K	$1,661,156

Cumulative impact of all audited differences	$(88,331)

% Deviation of cumulative audited differences	(5.32)%

Earnings per share initially reported in Form 10-K (Basic)	$0.49

Adjusted earnings per share based on cumulative impact of all audited differences (Basic)	$0.46

Cumulative impact on earnings per share (Basic)	$(0.03)

% Deviation of cumulative audited differences	(6.12)%

Earnings per share initially reported in Form 10-K (Diluted)	$0.36

Adjusted earnings per share based on cumulative impact of all audited differences (Diluted)	$0.34

Cumulative impact on earnings per share (Diluted)	$(0.02)

% Deviation of cumulative audited differences	(5.56)%

c.
The following table reflects management’s considerations of the effect on inventory for the year ended 2004 if the aggregate effect of the cumulative inventory audit difference, reflected in paragraph (a), above, was posted. Management concluded that the effect of the cumulative inventory audit difference was not material.

2004

Inventory initially reported in Form 10-K	$11,002,314

Cumulative impact on inventory of cumulative inventory audited difference	$122,795

% Deviation of cumulative inventory audited differences	(1.12)%

Management concluded that both the cumulative unadjusted audit differences in the aggregate and the cumulative unadjusted audit differences for inventory were not material.

d.	In addition to the above, the Company also considered the following factors in its qualitative analysis of the impact of unadjusted errors in its financial statements as of December 31, 2004:

i.
The misstatement of vendor rebates arises from the Company using the rollover method as opposed to the iron curtain method in calculating vendor rebates. Vendor rebates are precisely calculated, however, there is an element of estimate based on the Company’s expectation of when these rebates can be recognized.

ii.	The Company believes that the misstatement does not change sales or income trends.

iii.
The Company is not aware of any published or unpublished expectations issued by any analyst. However, the Company believes that investors focus on the change in the Company’s annual and quarterly sales figures, and not the change in earnings per share, as a key indicator of the Company’s growth. The Company’s earnings are significantly low as a percentage of sales. Due to the size of these earnings, any adjustment would affect earnings per share to some degree. Hence, when management considered materiality for the adjustment in question, an additional factor it considered was the size of the adjustment in proportion to the sales of the Company, as opposed to the size of the adjustment in proportion to the change in earnings per share.

Sales in 2003 were reported at $44,671,136 and in 2004, sales grew to $61,454,128. This represents an annual growth rate between 2003 and 2004 of 37.6%. In contrast, the adjustment related to vendor rebates was $137,736, which is 0.2% of 2004 sales, or 0.8% of the Company’s increase in 2004 sales. Based on this comparison, the Company concluded that the SAB No. 108 adjustment was not material.

iv.	The misstatement does not change the Company’s income to a loss.

v.	The Company reports as a single business segment and vendor rebates is a single component of this reported segment.

vi.	The misstatement does not affect the Company’s compliance with regulatory requirements.

vii.	The misstatement does not impact the Company’s compliance with loan covenants or other contractual requirements.

viii.	The misstatement increased management’s total compensation by 2.13% for the year ended 2004. Hence, the Company concluded that the SAB No. 108 adjustment was not material.

ix.	The misstatement does not involve concealment of an unlawful transaction.

Based upon all the factors described in paragraphs (a) through (d), above, management concluded that the effect of the vendor rebate adjustment was not material.

***

The Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ William Pagano
William Pagano
Chief Executive Officer